SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

NAVISITE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

63935M109
(CUSIP Number)

June 10, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 63935M109	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Surebridge, Inc. EIN: 04-3492158
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 3,000,000 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 3,000,000 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.77%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 63935M109	13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

NaviSite, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

400 Minuteman Road, Andover, MA 01810

Item 2(a).	Name of Person Filing:

This statement is being filed by Surebridge, Inc. with respect to the shares of Common Stock of the Issuer directly owned by Surebridge, Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

10 Maguire Road, Suite 332, Lexington, MA 02421.

Item 2(c).	Citizenship:

Delaware.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share.

Item 2(e).	CUSIP Number:

63935M109

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) ☐ Investment company registered under Section 8 of the Investment Company Act.

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No. 63935M109	13G	Page 4 of 6 Pages

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

3,000,000 shares of Common Stock

	(b)	Percent of class:

10.77%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 3,000,000

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 3,000,000

		(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 63935M109	13G	Page 5 of 6 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 63935M109	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 18, 2004
Date

SUREBRIDGE, INC.

By:

/s/ David O’Connor
Signature

David O’Connor, Chief Financial Officer
Name/Title